SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

        INFORMATION TO BE INCLUDED IN THE STATEMENTS FILED PURSUANT TO RULES 13d-
        1(b)(c), AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(b)

(Amendment No.)*

Eurotech, Ltd.

(Name of Issuer)

Common Stock, $.00025 value per share

(Title of Class of Securities)

29879610

(CUSIP Number)

January 14, 2002

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [   ] Rule 13d-1(b)

     [X] Rule 13d-1(c)

     [   ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13G
CUSIP NO. 29879610                                               Page 2 of 12
_____________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only)

     JNC Opportunity Fund Ltd.
_____________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                            (a) [x]
                                                            (b) [ ]
_____________________________________________________________________________
3    SEC USE ONLY

_____________________________________________________________________________
4    CITIZENSHIP OR PLACE OF ORGANIZATION

     Cayman Islands
_____________________________________________________________________________

NUMBER OF      5    SOLE VOTING POWER

SHARES              -0-
               ______________________________________________________________
BENEFICIALLY   6    SHARED VOTING POWER

OWNED BY            6,696,798 (See item 4)
               ______________________________________________________________
EACH           7    SOLE DISPOSITIVE POWER

REPORTING           -0-
               ______________________________________________________________
PERSON         8    SHARED DISPOSITIVE POWER

WITH                6,696,798 (See item 4)
_____________________________________________________________________________
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     6,696,798 (See item 4)
_____________________________________________________________________________
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
                                                                     [ ]
_____________________________________________________________________________
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     9.7% (See Item 4)
_____________________________________________________________________________
12   TYPE OF REPORTING PERSON (See Instructions)

     CO
_____________________________________________________________________________

                                  SCHEDULE 13G
CUSIP NO. 29879610                                               Page 3 of 12
_____________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only)

     JNC Strategic Fund Ltd.
_____________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                            (a) [x]
                                                            (b) [ ]
_____________________________________________________________________________
3    SEC USE ONLY

_____________________________________________________________________________
4    CITIZENSHIP OR PLACE OF ORGANIZATION

     Cayman Islands
_____________________________________________________________________________

NUMBER OF      5    SOLE VOTING POWER

SHARES              -0-
               ______________________________________________________________
BENEFICIALLY   6    SHARED VOTING POWER

OWNED BY            35,000 (See item 4)
               ______________________________________________________________
EACH           7    SOLE DISPOSITIVE POWER

REPORTING           -0-
               ______________________________________________________________
PERSON         8    SHARED DISPOSITIVE POWER

WITH                35,000 (See item 4)
_____________________________________________________________________________
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     35,000 (See Item 4)
_____________________________________________________________________________
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
                                                                     [ ]
_____________________________________________________________________________
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     .05% (See Item 4)
_____________________________________________________________________________
12   TYPE OF REPORTING PERSON (See Instructions)

     CO
_____________________________________________________________________________

                                  Page 3 of 12

                                  SCHEDULE 13G
CUSIP NO. 29879610                                               Page 4 of 12

_____________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only)

     Diversified Strategies Fund, L.P.
_____________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                            (a) [x]
                                                            (b) [ ]
_____________________________________________________________________________
3    SEC USE ONLY

_____________________________________________________________________________
4    CITIZENSHIP OR PLACE OF ORGANIZATION

     Illinois
_____________________________________________________________________________

NUMBER OF      5    SOLE VOTING POWER

SHARES              17,857 (See Item 4)
               ______________________________________________________________
BENEFICIALLY   6    SHARED VOTING POWER

OWNED BY            -0-
               ______________________________________________________________
EACH           7    SOLE DISPOSITIVE POWER

REPORTING           17,857 (See Item 4)
               ______________________________________________________________
PERSON         8    SHARED DISPOSITIVE POWER

WITH                -0-
_____________________________________________________________________________
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     17,857 (See Item 4)
_____________________________________________________________________________
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
                                                                     [ ]
_____________________________________________________________________________
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     .02% (See Item 4)
_____________________________________________________________________________
12   TYPE OF REPORTING PERSON (See Instructions)

     PN
_____________________________________________________________________________

                                  Page 4 of 12

                                  SCHEDULE 13G
CUSIP NO. 29879610                                               Page 5 of 12

_____________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only)

     Encore Capital Management, L.L.C.
_____________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                            (a) [x]
                                                            (b) [ ]
_____________________________________________________________________________
3    SEC USE ONLY

_____________________________________________________________________________
4    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
_____________________________________________________________________________

NUMBER OF      5    SOLE VOTING POWER

SHARES              -0-
               ______________________________________________________________
BENEFICIALLY   6    SHARED VOTING POWER

OWNED BY            6,750,369 (See Item 4)
               ______________________________________________________________
EACH           7    SOLE DISPOSITIVE POWER

REPORTING           -0-
               ______________________________________________________________
PERSON         8    SHARED DISPOSITIVE POWER

WITH                6,750,369 (See Item 4)
_____________________________________________________________________________
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     6,750,369 (See Item 4)
_____________________________________________________________________________
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
                                                                     [ ]
_____________________________________________________________________________
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     9.8% (See Item 4)
_____________________________________________________________________________
12   TYPE OF REPORTING PERSON (See Instructions)

     IA
_____________________________________________________________________________

                                  Page 5 of 12

Item 1(a). Name of Issuer:
           Eurotech, Ltd. (the "Company").

Item 1(b). Address of Issuer's Principal Executive Offices:
           10306 Eaton Place, Suite 220
           Fairfax, VA 22030

Item 2(a). Name of Persons Filing:
           JNC Fund Opportunity Ltd. ("JNC Opportunity")
           JNC Strategies Fund Ltd ("JNC Strategic")
           Diversified Strategies Fund, L.P. ("DSF")
           Encore Capital Management, L.L.C. ("Encore")

Item 2(b). Address of Principal Business Office or, if None, Residence:
           JNC Opportunity:
           c/o Olympia Capital (Cayman) Ltd.
           Williams House, 20 Reid Street
           Hamilton HM11, Bermuda.

           JNC Strategic:
           c/o Olympia Capital (Cayman) Ltd.
           Williams House, 20 Reid Street
           Hamilton HM11, Bermuda.

           DSF:
           108 South Madison Avenue
           Louisville, Kentucky 40423

           Encore:
           12007 Sunrise Valley Drive, Suite 460
           Reston, Virginia 20191

Item 2(c). Citizenship:
           JNC Opportunity  - Cayman Islands.

           JNC Strategic - Cayman Islands.

           DSF - Illinois.

           Encore - Delaware.

Item 2(d). Title of Class of Securities:
           Common Stock, par value $.00025 per share, of the Company
           ("Common Stock").

Item 2(e). CUSIP Number:
           29879610

                                  Page 6 of 12

Item 3. If this Statement Is Filed Pursuant to Rules 13d-1(b), or 13d-2(b) or
        (c), Check Whether the Persons Filing area:

                  (a)  [ ]   Broker or dealer registered under Section 15 of the
                             Exchange Act;
                  (b)  [ ]   Bank as defined in Section 3(a)(6) of the Exchange
                             Act;
                  (c)  [ ]   Insurance company as defined in Section 3(a)(19) of
                             the Exchange Act;
                  (d)  [ ]   Investment company registered under Section 8 of
                             the Investment Company Act;
                  (e)  [ ]   An investment advisor in accordance with Rule
                             13-d(b)(1)(ii)(E);
                  (f)  [ ]   An employee benefit plan or endowment fund in
                             accordance with Rule 13d-1(b)(1)(ii)(F);
                  (g)  [ ]   A parent holding company or control person in
                             accordance with Rule 13d-1(b)(1)(ii)(G);
                  (h)  [ ]   A savings association as defined in Section 3(b) of
                             the Federal Deposit Insurance Act;
                  (i)  [ ]   A church plan that is excluded from the definition
                             of an investment company under Section (c)(14) of
                             the Investment Company Act;
                  (j)  [ ]   Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

                  If this statement is filed pursuant to Rule 13d-1(c), check
                  this box.    |X|

Item 4. Ownership.

        Provide the following information regarding the aggregate number and percentages of securities of the Issuer identified in Item 1.

                  JNC Opportunity:

                  (a)      Amount beneficially owned:
                           6,696,798(1) shares of Common Stock

                  (b)      Percent of class:
                           9.7% (based on 68,021,770 shares of Common Stock
                           outstanding as reported by the Company).

                  (c)      Number of shares to which JNC Opportunity has:

                           (i)      Sole power to vote or direct the vote:
                                    -0-

                           (ii)     Shared power to vote or direct the vote:
                                    6,696,798(1) shares of Common Stock

____________________

(1)  Includes shares of Common Stock issuable upon the exercise of a certain warrant issued to JNC Opportunity by the Company. The holder of such securities is prohibited from using them to acquire shares of Common Stock to the extent that such acquisition would result in such holder, together with any affiliate thereof, beneficially owning in excess of 9.999% of the outstanding shares of Common Stock following such acquisition.

                                  Page 7 of 12

                           (iii)    Sole power to dispose or to direct the
                                    disposition of:
                                    -0-

                           (iv)     Shared power to dispose of or direct the
                                    disposition of:
                                    6,696,798(1) shares of Common Stock

                  JNC Strategic:

                  (a)      Amount beneficially owned:
                           35,000(2) shares of Common Stock.

                  (b)      Percent of class:
                           .05% (based on 68,021,770 shares of Common Stock
                           outstanding).

                  (c)      Number of shares to which JNC Strategic has:

                           (i)      Sole power to vote or direct the vote:
                                    -0-

                           (ii)     Shared power to vote or direct the vote:
                                    35,000(2) shares of Common Stock.

                           (iii)    Sole power to dispose or to direct the
                                    disposition of:
                                    -0-

                           (iv)     Shared power to dispose of or direct the
                                    disposition of:
                                    35,000(2) shares of Common Stock.

____________________

(2)  Reflects shares of Common Stock issuable upon the exercise of a certain warrant issued to JNC Strategic by the Company.

                                  Page 8 of 12

                  DSF:

                  (a)      Amount beneficially owned:
                           17,857(3) shares of Common Stock

                  (b)      Percent of class:
                           .02% (based on 68,021,770 shares of Common Stock
                           outstanding).

                  (c)      Number of shares to which DSF has:

                           (i)      Sole power to vote or direct the vote:
                                    -0-

                           (ii)     Shared power to vote or direct the vote:
                                    17,857(3) shares of Common Stock

                           (iii)    Sole power to dispose or to direct the
                                    disposition of:
                                    -0-

                           (iv)     Shared power to dispose of or direct the
                                    disposition of:
                                    17,857(3) shares of Common Stock

                  Encore:

                  (d)      Amount beneficially owned:
                           6,750,369 shares of Common Stock

                  (e)      Percent of class:
                           9.8% (based on 68,021,770 shares of Common Stock
                           outstanding).

                  (f)      Number of shares to which Encore has:

                           (i)      Sole power to vote or direct the vote:
                                    -0-

                           (ii)     Shared power to vote or direct the vote:
                                    6,750,369 shares of Common Stock

                           (iii)    Sole power to dispose or to direct the
                                    disposition of:
                                    -0-

                           (iv)     Shared power to dispose of or direct the
                                    disposition of:
                                    6,750,369 shares of Common Stock

____________________

(3)  Reflects shares of Common Stock issuable upon the exercise of a certain warrant issued to DSF by the Company.

                                  Page 9 of 12

Item 5. Ownership of Five Percent or Less of a Class:
        Not applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person:
        Encore is the investment advisor to JNC Opportunity, JNC Strategic and
        DSF. As such, it has the power, subject to ultimate approval by JNC
        Opportunity, JNC Strategic and DSF (as applicable), to direct the receipt of dividends from, or proceeds from the sale of, the securities reported herein by JNC Opportunity, JNC Strategic and DSF
        (as applicable). As a result of Encore's role as adviser to each of JNC
        Opportunity, JNC Strategic and DSF with respect to the investment in the
        Company to which this report relates, the reporting persons are filing this report together.

Item 7. Identification and Classification of the Subsidiary Which Acquired the
        Security Being Reported By the Parent Holding Company.
        Not applicable.

Item 8. Identification and Classification of Members of the Group.
        Not applicable.

Item 9.  Notice of Dissolution of a Group.
         Not applicable.

Item 10. Certification.

         By signing below, the each of undersigned certify that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

                                  Page 10 of 12

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 13, 2002

JNC STRATEGIC FUND LTD.

By:    /s/ James Q. Chau
   ---------------------------------
    Name:  James Q. Chau
    Title: Director

JNC OPPORTUNITY FUND LTD.

By:    /s/ James Q. Chau
   ---------------------------------
    Name:  James Q. Chau
    Title: Director

DIVERSIFIED STRATEGIES FUND, L.P.

By: ENCORE CAPITAL MANAGEMENT, L.L.C.

By:    /s/ James Q. Chau
   ---------------------------------
    Name:  James Q. Chau
    Title: Managing Member

ENCORE CAPITAL MANAGEMENT, L.L.C.

By:    /s/ James Q. Chau
   ---------------------------------
    Name:  James Q. Chau
    Title: Managing Member

                                  Page 11 of 12

                             JOINT FILING AGREEMENT

     In accordance with rule 13d-1(k)(1) of the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with each other of the attached statement on Schedule 13G, and all amendments thereto, and that such statement, and all amendments thereto, is made on behalf of each of them.

     IN WITNESS WHEREOF, the undersigned hereby execute this agreement as of
February 13, 2002.

JNC STRATEGIC FUND LTD.

By:    /s/ James Q. Chau
   ---------------------------------
    Name:  James Q. Chau
    Title: Director

JNC OPPORTUNITY FUND LTD.

By:    /s/ James Q. Chau
   ---------------------------------
    Name:  James Q. Chau
    Title: Director

DIVERSIFIED STRATEGIES FUND, L.P.

By: ENCORE CAPITAL MANAGEMENT, L.L.C.

By:    /s/ James Q. Chau
   ---------------------------------
    Name:  James Q. Chau
    Title: Managing Member

ENCORE CAPITAL MANAGEMENT, L.L.C.

By:    /s/ James Q. Chau
   ---------------------------------
    Name:  James Q. Chau
    Title: Managing Member

                                  Page 12 of 12